January 8, 2010

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

ATTN.: Ms. Patsy Mengiste
       Document Control - EDGAR

RE:   Seligman Capital Fund, Inc.

      Post-Effective Amendment No. 72
      File No. 2-33566/811-01886

Dear Ms. Mengiste:

Registrant is filing Post-Effective Amendment No. 72 on Form N-1A pursuant to Rule 485(a)(1) to comply with the amendments to Form N-1A.

If you have any questions regarding this filing, please contact Christopher O. Petersen at 612-671-4321 or Andrew Kirn at 612-678-9052.

Sincerely,


/s/ Scott R. Plummer
-------------------------------------
Scott R. Plummer
Vice President, General Counsel and
Secretary
Seligman Capital Fund, Inc.